

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Peter Griffith
Executive Vice President and Chief Financial Officer
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

Re: Amgen Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-37702

Dear Peter Griffith:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences